# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPLASH BEVERAGE GROUP, INC., CIK 0001553788
CUSIP: 84862C302
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1314 E Las Olas Blvd., Suite 221, Ft. Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 07/31/2025
Filed by CIK 0001978199
Persons authorized to receive notices and communications: Constantine Christakis, Esq., 3001 PGA Blvd., Suite 305, Palm Beach Gardens, Florida (FL), 33410, 561-686-3307

## Reporting persons
- Caple Frederick William (CIK 0001978199): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 767,500; shared voting power 0; sole dispositive power 767,500; shared dispositive power 0; aggregate amount beneficially owned 767,500 (24.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: SPLASH BEVERAGE GROUP, INC.
Address of issuer's principal executive offices: 1314 E Las Olas Blvd., Suite 221, Ft. Lauderdale, Florida (FL), 33301
Comment: This Schedule 13D relates to the common stock, par value $0.001 per share, of Splash Beverage Group, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 1314 E Las Olas Blvd., Suite 221, Ft. Lauderdale, Florida 33301. The shares beneficially owned include shares of common stock issuable upon exercise of warrants issued to the Issuer's officers, directors and certain employees as of July 31, 2025. All of the warrants are fully vested with one exception. The warrants held by the Reporting Person are fully vested. Because of the Rules of the Securities and Exchange Commission, in calculating beneficial ownership, the common stock which could be exercised or converted in 60 days is deemed to be beneficially owned by a person. However, the underlying common stock issuable to other persons is not included in a reporting person's calculations. In this Schedule 13D and others being filed at about the same time, a number of people will each report beneficial ownership over 20%; if they were all aggregated, the beneficial ownership percentage would be reduced. Further if other derivative securities were included and beneficial ownership limitations of certain third parties were disregarded, the percentages reflected in this Schedule 13D would be reduced even further.

## Item 2. Identity and Background
Name of person filing: Frederick William Caple
Residence or business address: The address is 1314 E Las Olas Blvd., Suite 221, Ft. Lauderdale, Florida 33301.
Present principal occupation or employment: Mr. Caple is a director of Splash Beverage Group, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 31, 2025, the Reporting Person received 750,000 warrants to purchase shares of the Issuer's common stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns indirectly through SNS Universal Solutions, LLC, an entity Mr. Caple controls (i) 1,875 shares of the Issuer's common stock, (ii) 3,125 shares of common stock issuable upon exercise of stock options to purchase shares of the Issuer's common stock with an exercise price of $50.40 per share, (iii) 15,000 shares of common stock issuable upon exercise of stock options to purchase shares of the Issuer's common stock, which vest as follows: 5,000 immediately and 1,250 per quarter for the next 8 quarters, with an exercise price of $13.60 per share and (iv) 750,000 shares of common stock issuable upon exercise of five-year warrants to purchase shares of the Issuer's common stock with an exercise price of $0.80 per share. The above number of shares amounts to approximately 24.1% of the 2,414,226 outstanding shares of common stock as of October 17, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Caple Frederick William: /s/ Frederick William Caple, Frederick William Caple/Individually (10/21/2025)